Exhibit 99.1

FOR IMMEDIATE RELEASE

Ravi Jani Promoted to Chief Financial Officer at The Real Brokerage

Finance leader brings over 15 years of finance and real estate experience to support Real’s next phase of growth and shareholder value creation

TORONTO & NEW YORK – April 24, 2025 – The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers and sellers, today announced the promotion of Ravi Jani to Chief Financial Officer, effective immediately. Jani succeeds Michelle Ressler as CFO.

A veteran of Wall Street and corporate finance, Jani brings over 15 years of experience across investor relations, capital markets, and financial strategy. Prior to joining Real, he served as Vice President of Investor Relations at Blade Air Mobility, Inc., held investment analyst roles at Citadel LLC and Anchor Bolt Capital LP, and began his career in investment banking at Bank of America and Moelis & Company.

Jani joined Real in September 2023 as Vice President of Investor Relations and Financial Planning & Analysis, when the company had approximately 12,000 agents. Since then, Real has more than doubled in size to over 27,000 agents and deepened its presence across North America. Over that time, Jani has played a critical role in shaping the company’s financial strategy, investor engagement, and long-term planning during this period of rapid expansion.

“Ravi brings a unique combination of strategic finance expertise and an investor’s perspective at a pivotal moment in Real’s trajectory,” said Tamir Poleg, Chairman and CEO of Real. “His financial acumen, market insight, and collaborative approach have already made a meaningful impact on our organization. As CFO, Ravi will be instrumental in driving our next chapter of growth, margin expansion and value creation.”

In addition to leading investor relations and FP&A, Jani has been actively involved in corporate strategy, M&A evaluation, and the development of new products, including Real Wallet, a proprietary financial platform aimed at empowering agents. He also launched Real’s monthly agent sentiment survey, now a widely cited industry resource for market insights.

Jani was recently named a 2025 HousingWire Rising Star, recognizing leaders under 40 transforming the housing industry.

“Real has reached an exciting inflection point,” said Jani. “As we enter this next chapter, my focus will be on driving execution, expanding margins, and allocating capital to create long-term value for agents, consumers and shareholders. I’m grateful for the opportunity and honored to join Real’s executive team to help lead the company through its next phase of growth.”

“Real has had extraordinary growth over the past few years, which is a testament to the strength of the company’s business model, technology platform, and strong leadership,” said Larry Klane, Board Member, Lead Independent Director, and Chair of the Audit Committee of Real. “We are confident in Ravi’s ability to lead the company’s financial strategy with rigor and transparency as Real continues to scale.”

Ms. Ressler’s employment with the Company was terminated based on the Company’s opinion that she engaged in actions that violated Company policies. While the Company’s review of Ms. Ressler’s actions is ongoing, the Company does not believe that the actions of the former CFO had any material impact on the Company’s previously issued financial statements.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 27,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the Company’s review.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to expectations regarding 2025 market conditions. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets and economic and industry downturns, and those risk factors discussed under the heading “Risk Factors’’ in the Company’s Annual Information Form dated March 6, 2025, a copy of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com

201.564.4221